UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

830137105

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137105	13D/A	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,904,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,904,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 21,467,074 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 9, 2006.

CUSIP No. 830137105	13D/A	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,904,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,904,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,904,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,904,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 5 of 12 pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on October 24, 2005 as amended on November 3, 2005 and November 30, 2005 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Sizeler Property Investors, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 830137105	13D/A	Page 6 of 12 pages

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $27,857,533.57. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on March 22, 2005 to report the acquisition of the Shares. On October 24, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “October 24th Letter”). A copy of the October 24th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 3, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 3rd Letter”). A copy of the November 3rd Letter is attached to the the Schedule 13D as Exhibit B and is incorporated herein by reference. On November 29, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 29th Letter”). A copy of the November 29th Letter is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On August 10, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “August 10th Letter”). A copy of the August 10th Letter is attached hereto as Exhibit D and is incorporated herein by reference. In addition, on August 10, 2006, the Reporting Persons issued a press release related to the August 10th Letter, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 527,054; 709,407; 115,407; 27,261; 128,083; 206,472; 74,355 and 116,100 Shares, respectively, representing approximately 2.5%; 3.3%; 0.5%; 0.1%; 0.6%; 1.0%; 0.4% and 0.5%, respectively, of the shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 1,904,139 Shares, constituting 8.9% of the 21,467,074 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,904,139 Shares, constituting 8.9% of the 21,467,074 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,904,139 Shares, constituting 8.9% of the 21,467,074 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit F attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 830137105	13D/A	Page 7 of 12 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.***

Exhibit D	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated August 10, 2006.

Exhibit E	Press Release, dated August 10, 2006.

Exhibit F	Schedule of Transactions in Shares of the Issuer.

Exhibit G	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed with the Schedule 13D/A on November 3, 2005.
***	Previously filed with the Schedule 13D/A on November 30, 2005.

CUSIP No. 830137105	13D/A	Page 8 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.***

Exhibit D	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated August 10, 2006.

Exhibit E	Press Release, dated August 10, 2006.

Exhibit F	Schedule of Transactions in Shares of the Issuer.

Exhibit G	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed with the Schedule 13D/A on November 3, 2005.
***	Previously filed with the Schedule 13D/A on November 30, 2005.

CUSIP No. 830137105	13D/A	Page 9 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 830137105	13D/A	Page 10 of 12 pages

Exhibit D

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

August 10, 2006

Sizeler Property Investors, Inc.

Attn: The Board of Directors

2542 Williams Boulevard

Kenner, Louisiana 70062

Gentlemen:

As one of the largest shareholders of Sizeler Properties Investors, Inc. (“Sizeler” or the “Company”), we are outraged by the announcement on Tuesday that the Board of Directors had entered into a letter of intent to sell the Company to Revenue Properties Co. (“Revenue Properties”) for a mere $15.10 per share. First of all, the buyer is a close affiliate of Mark Tanz, the Chairman of the Board of Directors of Sizeler. Mr. Tanz is the former controlling shareholder of Revenue Properties, a current shareholder of Revenue Properties, and was until very recently a member of the Board of Directors of Revenue Properties. Most egregious is the fact that the Company is clearly worth significantly more than $15.10 per share and to sell the Company for this price to an affiliate of Mr. Tanz raises serious concerns with respect to the fiduciary duties owed to the shareholders of Sizeler.

We demand that the Board of Directors terminate all current discussions and agreements, including the exclusivity agreement, with Revenue Properties immediately. It appears to us that Revenue Properties, an affiliate of the Mr. Tanz, is trying to purchase the Company at a less than arms-length price. Furthermore, we are concerned that at least one potential buyer has not been provided the necessary information to allow a competitive bid process to occur. We find it incomprehensible that Wachovia Securities, in its role as a financial adviser to the Company, would instruct the Board of Directors that a sale of the Company at this price would be in accordance with their fiduciary duty to shareholders. Overall, it is our opinion that Wachovia Securities has done an abysmal job in managing what should have been a very straightforward process.

Sizeler is a company that has been mired in over 15 years of questionable insider dealings. We had hoped that the termination of Mr. Lassen and the appointment of Mr. Tanz as the replacement Chairman had ushered in a new era of shareholder friendly and transparent corporate governance. Unfortunately this does not appear to be the case.

Please be advised that we are considering all options with respect to this odiferous transaction and will not accept an acquisition on these unfair terms to be consummated.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 830137105	13D/A	Page 11 of 12 pages

Exhibit E

FOR IMMEDIATE RELEASE

MERCURY REJECTS INSIDER “TAKE UNDER”

GREENWICH, CT, August 10, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Sizeler Property Investors, Inc.’s (NYSE: SIZ) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

August 10, 2006

Sizeler Property Investors, Inc.

Attn: The Board of Directors

2542 Williams Boulevard

Kenner, Louisiana 70062

Gentlemen:

As one of the largest shareholders of Sizeler Properties Investors, Inc. (“Sizeler” or the “Company”), we are outraged by the announcement on Tuesday that the Board of Directors had entered into a letter of intent to sell the Company to Revenue Properties Co. (“Revenue Properties”) for a mere $15.10 per share. First of all, the buyer is a close affiliate of Mark Tanz, the Chairman of the Board of Directors of Sizeler. Mr. Tanz is the former controlling shareholder of Revenue Properties, a current shareholder of Revenue Properties, and was until very recently a member of the Board of Directors of Revenue Properties. Most egregious is the fact that the Company is clearly worth significantly more than $15.10 per share and to sell the Company for this price to an affiliate of Mr. Tanz raises serious concerns with respect to the fiduciary duties owed to the shareholders of Sizeler.

We demand that the Board of Directors terminate all current discussions and agreements, including the exclusivity agreement, with Revenue Properties immediately. It appears to us that Revenue Properties, an affiliate of the Mr. Tanz, is trying to purchase the Company at a less than arms-length price. Furthermore, we are concerned that at least one potential buyer has not been provided the necessary information to allow a competitive bid process to occur. We find it incomprehensible that Wachovia Securities, in its role as a financial adviser to the Company, would instruct the Board of Directors that a sale of the Company at this price would be in accordance with their fiduciary duty to shareholders. Overall, it is our opinion that Wachovia Securities has done an abysmal job in managing what should have been a very straightforward process.

Sizeler is a company that has been mired in over 15 years of questionable insider dealings. We had hoped that the termination of Mr. Lassen and the appointment of Mr. Tanz as the replacement Chairman had ushered in a new era of shareholder friendly and transparent corporate governance. Unfortunately this does not appear to be the case.

Please be advised that we are considering all options with respect to this odiferous transaction and will not accept an acquisition on these unfair terms to be consummated.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 830137105	13D	Page 12 of 12 pages Exhibit F

Silvercreek SAV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/11/2006	(1,200.00)	10.295

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/05/2006	(48,400.00)	15.800
07/06/2006	(62,700.00)	15.800
07/07/2006	(2,700.00)	15.818
07/11/2006	(4,700.00)	15.830
07/12/2006	(6,800.00)	15.797
07/13/2006	(46,517.00)	14.980
07/19/2006	(21,003.00)	15.408
07/21/2006	(40,822.00)	15.280
07/27/2006	800.00	15.769
07/31/2006	2,003.00	15.935
07/31/2006	7,100.00	15.972

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/06/2006	(30,200.00)	15.800
07/12/2006	(7,600.00)	15.797
07/13/2006	(53,483.00)	14.980
07/21/2006	(59,178.00)	15.280
07/27/2006	4,800.00	15.769
07/31/2006	2,997.00	15.935

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/05/2006	(5,900.00)	15.800
07/11/2006	(5,200.00)	15.830

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/13/2006	50,552.00	15.020
07/18/2006	4,400.00	14.819
07/26/2006	7,500.00	15.515
08/03/2006	(6,200.00)	15.450
08/04/2006	(6,114.00)	15.512
08/07/2006	(7,400.00)	15.379

Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/11/2006	(600.00)	15.830

Mercury Real Estate Securities Offshore Fund Ltd

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
06/26/2006	8,100.00	14.513
06/27/2006	15,900.00	15.038
06/28/2006	4,200.00	15.047
07/03/2006	200.00	15.630
07/13/2006	49,448.00	15.020
07/18/2006	5,700.00	14.819
07/26/2006	14,100.00	15.515
08/03/2006	(6,400.00)	15.450
08/04/2006	(6,286.00)	15.512

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/20/2006	5,800.00	15.450
07/21/2006	1,700.00	15.170
07/21/2006	100,000.00	15.320
07/27/2006	8,600.00	15.769

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.